Exhibit 99.106

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE THIRTEEN AND THIRTY-NINE WEEKS ENDED OCTOBER 31, 2020 AND NOVEMBER 2, 2019 (UNAUDITED)

Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited) (In thousands of Canadian Dollars)

	As at	As at
	October 31, 2020	February 1, 2020
	$	$
Assets
Current assets
Cash and cash equivalents	24,688	22,900
Restricted cash (note 10)	4,023	-
Short-term investments	-	5,000
Trade and other receivables (note 4)	4,180	4,161
Merchandise inventories (note 5)	8,188	5,876
Deposits held in trust	357	595
Prepaid expenses	2,295	3,678
Other current assets	938	828
Total current assets	44,669	43,038
Non-current assets
Deposits held in trust	2,854	2,470
Property, plant and equipment, net (note 6)	36,021	34,399
Right-of-use assets, net (note 8)	30,745	33,633
Intangible assets, net (note 7)	38,903	35,782
Other non-current assets	-	1,282
Goodwill	402	402
Total assets	153,594	151,006
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17,276	12,728
Debentures and loans (note 10)	15,898	38,154
Derivative liability (note 10)	18,505	2,078
Deferred revenue	37	281
Provisions (note 9)	23	265
Lease liabilities (note 8)	2,785	3,075
Total current liabilities	54,524	56,581
Non-current liabilities
Debentures and loans (note 10)	16,713	13,348
Derivative liability (note 10)	45,368	-
Lease liabilities (note 8)	33,826	33,787
Other non-current liabilities	500	380
Total liabilities	150,931	104,096
Shareholders’ equity
Share capital	136,229	106,067
Common shares to be issued	227	1,233
Debenture equity (note 10)	-	1,756
Warrant reserve	5,403	6,271
Contributed surplus	534	3,771
Accumulated deficit	(139,730)	(72,188)
Total shareholders’ equity	2,663	46,910
Total liabilities and shareholders’ equity	153,594	151,006

Subsequent events (note 18)

/s/ “Trevor Fencott”	, Director	/s/ “Sharon Ranson”	, Director
Trevor Fencott		Sharon Ranson

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND

(Unaudited) (In thousands of Canadian Dollars, except per share information)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
	$	$	$	$
Revenue
Retail	26,534	11,870	68,341	29,243
Wholesale	5,130	1,200	13,298	3,465
Digital development	1,455	630	3,195	1,610
Total revenue	33,119	13,700	84,834	34,318
Cost of goods sold
Merchandise (note 5)	21,614	8,949	55,844	21,859
Gross profit	11,505	4,751	28,990	12,459
Expenses
General and administrative (note 13)	9,575	7,115	26,986	20,236
Share-based payments (note 11)	581	788	1,990	2,373
Marketing and promotion	241	499	677	1,292
Acquisition and business development costs	780	180	966	201
Depreciation & amortization (notes 6, 7, 8)	2,914	2,094	8,926	5,508
Impairment (recovery) expense (notes 6, 8)	-	-	4,279	-
Remeasurement of lease liabilities (notes 6, 8)	(2,119)	-	(2,119)	-
Total expenses	11,972	10,676	41,705	29,610
Loss from operations	(467)	(5,925)	(12,715)	(17,151)
Other income (expenses)
Listing expense (note 11(a))	-	(0)	-	(1,835)
Gain on revaluation of derivative liability (note 10)	35,796	23,089	21,082	29,483
Loss on extinguishment and revaluation of debentures	(53,862)	(0)	(53,862)	(9,028)
Interest income	110	53	198	223
Finance costs (note 14)	(6,082)	(7,010)	(21,027)	(11,999)
Total other (expenses) income	(24,038)	16,132	(53,609)	6,844
Total (loss) income before tax	(24,505)	10,207	(66,324)	(10,307)
Current Tax Expense	(1,218)	-	(1,218)	-
Net (loss) income and comprehensive (loss) income	(25,723)	10,207	(67,542)	(10,307)
Net (loss) income per share (note 12)
Basic	$(0.15)	$0.08	$(0.42)	$(0.09)
Diluted	$(0.15)	$0.07	$(0.42)	$(0.09)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (In thousands of Canadian Dollars, except common share information)

	Common	Share	Shares to	Debenture	Warrant	Contributed	Total Shareholders’
	Shares	Capital	be issued	Equity	Reserve	Surplus	Deficit	Equity
	#	$	$	$	$	$	$	$
Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910
Common shares to be issued - store acquisitions	-	-	920	-	-	-	-	920
Common shares issued - store acquisitions (note 3)	4,210,556	2,690	(1,808)	-	-	-	-	882
April 2020 Debentures - Additional Investor Warrants issued (note 10)	-	-	-	-	808	-	-	808
Conversion of debentures (note 10)	12,373,912	14,407	-	-	-	-	-	14,407
Common shares issued - debenture interest (note 10)	1,560,585	1,079	-	-	-	-	-	1,079
Debenture conversion option expiry - June 2019 Debentures (note 10)	-	-	-	(1,756)	-	1,756	-	-
Acquisition of Hifyre Inc.	450,000	319	(118)	-	-	-	-	201
Investor debentures equity conversion option extinguished due to amendments (note 10)	-	-	-	-	-	(8,433)	-	(8,433)
Investor warrants cancelled due to amendments (note 10)	-	-	-	-	(808)	(2,741)	-	(3,549)
Investor warrants issued - amended series A warrants - A-1, A-2, A-3 (note 10)	-	-	-	-	4,674	-	-	4,674
Warrants exercised (note 11)	13,146,469	11,569	-	-	(1,315)	-	-	10,254
Warrants expired (note 11)	-	-	-	-	(4,227)	4,227	-	-
Options vested (note 11)	-	-	-	-	-	1,990	-	1,990
Options exercised (note 11)	300,000	98	-	-	-	(36)	-	62
Net loss and comprehensive loss	-	-	-	-	-	-	(67,542)	(67,542)
Balance, October 31, 2020	178,134,734	136,229	227	-	5,403	534	(139,730)	2,663

Balance, February 2, 2019	77,524,102	26,376	34,290	-	5,096	830	(39,593)	26,999
Concurrent November 2018 private placement (note 11(a))	24,333,334	33,667	(33,667)	-	-	-	-	-
Common shares, options and warrants retained under RTO (note 11(a))	1,446,257	2,169	-	-	34	115	-	2,318
Common shares to be issued - Ontario licences	-	-	1,400	-	-	-	-	1,400
Debentures - conversion option	-	-	-	1,756	-	-	-	1,756
Share debentures issuance	(7,250,000)	(5,800)	-	-	-	-	-	(5,800)
Conversion of debentures	9,522,383	13,218	-	(1)	-	-	-	13,217
Common shares issued - debenture interest	615,058	793	-	-	-	-	-	793
Common shares issued - store acquisitions	13,394,964	16,623	-	-	-	-	-	16,623
Acquisition of Hifyre Inc.	500,000	356	(156)	-	-	-	-	200
Issuance of June 2019 Debenture warrants and broker warrants, net of costs	-	-	-	-	2,215	-	-	2,215
Compensation warrants issued	-	-	-	-	86	-	-	86
Options vested	-	-	-	-	-	2,251	-	2,251
Options exercised	680,639	205	-	-	-	(84)	-	121
Warrants exercised	7,221,075	4,167	-	-	(650)	-	-	3,517
Warrants cancelled	-	-	-	-	(17)	17	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(10,307)	(10,307)
Balance, November 2, 2019	127,987,812	91,774	1,867	1,755	6,764	3,129	(49,900)	55,389

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of Canadian Dollars)

	Thirty-nine Weeks Ended
	October 31, 2020	November 2, 2019
	$	$
Operating activities
Net loss and comprehensive loss	(67,542)	(10,307)
Items not affecting cash
Depreciation and impairment of capital assets (notes 6, 7, & 8)	11,086	5,508
Share-based compensation	1,990	2,459
Gain on revaluation of derivative liability	(21,082)	(29,483)
Listing expense (note 11(a))	-	2,318
Transaction costs on issuance of debentures and loans (note 14)	1,578	1,095
Interest expense on debentures and loans and other finance costs (note 14)	17,121	8,099
Accretion on lease liability (note 14)	2,045	2,805
Debenture revaluation loss	53,862	9,028
Other non-cash charges	-	(33)
Changes in non-cash working capital items	(942)	(8,511)
Merchandise inventories	(2,312)	(2,093)
Trade and other receivables	(19)	(1,041)
Deposits held in trust	(146)	(191)
Lease deposits	-	(714)
Prepaid expenses and other current assets	1,245	(2,477)
Deferred revenue	(244)	246
Accounts payable, accrued liabilities and other	6,595	(1,137)
Net cash provided by (used in) operating activities	4,177	(15,918)
Financing activities
Conversion of subscription receipts under November 2018 financing (note 11(a))	-	34,545
Cash collateral for loans, credit facilities and letters of credit (note 10)	(4,023)	-
Senior secured term loan drawdown (note 10)	2,538	-
Proceeds from issuance of convertible debentures (note 10)	28,000	53,178
Transaction costs on issuance of debentures and loans (note 10)	(1,713)	(2,959)
Principal repayment on debentures and loans (note 10)	(27,322)	-
Interest paid on debentures and loans (note 10)	(1,057)	-
Exercise of warrants and options	10,316	3,638
Lease liability payments (note 8)	(3,194)	(3,523)
Net cash provided by financing activities	3,545	84,879
Investing activities
Acquisition of property, plant and equipment and intangible assets	(9,254)	(15,252)
Disposal of property, plant and equipment and intangible assets	1,898	-
Prepaid deposits for long-term assets	(800)	(3,049)
Acquisition of retail stores & licences	(2,471)	(18,209)
Additions to right-of-use assets	(307)	-
Redemption of short-term deposits	5,000	-
Net cash used in investing activities	(5,934)	(36,510)
Increase in cash	1,788	32,451
Cash and cash equivalents, beginning of period	22,900	10,410
Cash and cash equivalents, end of period	24,688	42,861

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers. The Company’s head office and registered office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8 Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

2.	BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s unaudited condensed interim consolidated financial statements for the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019 (“Interim Financial Statements”), have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. Accordingly, certain information and note disclosures normally included in the annual consolidated financial statements have been omitted or condensed, and these Interim Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal years ended February 1, 2020 (“2019 Annual Consolidated Financial Statements”).

These Interim Financial Statements were authorized for issuance by the Board of Directors on December 14, 2020.

The Interim Financial Statements have been prepared in accordance with the same accounting policies and methods as the 2019 Annual Consolidated Financial Statements, except for the following new standards and amendments, which were adopted during the current fiscal year:

●	Amendments to IFRS 3 Business Combinations (“IFRS 3”) – the amendments to IFRS 3 revise and clarify the definition of a business. To be considered a business, an acquisition must include an input and a substantive process that together significantly contribute to the ability to create outputs. It is also no longer required to assess whether market participants have the capability to replace missing elements or integrating the acquired activities and assets. These amendments also introduce an optional concentration test that, if met, leads to the conclusion that the group of assets acquired is not a business. The Company applied these amendments to business combinations and asset acquisitions for which the acquisition date was on or after February 2, 2020.

●	Amendments to IFRS 16 Leases (“IFRS 16”) - In response to the COVID-19 coronavirus pandemic, the IASB issued amendments to IFRS 16 that introduce an optional practical expedient simplifying how a lessee accounts for rent concessions that are a direct consequence of COVID-19, and, if certain conditions are met, allows a lessee to not account for such rent concessions as lease modifications. The amendments were effective beginning on or after August 2, 2020. During the thirteen and thirty-nine weeks ended October 31, 2020, the Company did not have any significant rent concession arrangements on rent payments due on or before June 30, 2021.

The Company has not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Presentation of Comparative Amounts

The comparative condensed interim consolidated financial statements have been restated in thousands of Canadian dollars to conform to the presentation of the current period. The comparative amounts were previously presented in whole Canadian dollars.

Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgment used in the preparation of the consolidated financial statements are described in 2019 Annual Consolidated Financial Statements.

Additional updates on certain estimates and judgments, as relevant to the Interim Financial Statements, are also described below.

a)	COVID-19 Update

In March 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non- essential businesses.

The Company reacted by i) rapidly commissioning a Pandemic Response Team focused on keeping its employees safe and healthy while ensuring the continuity and sustainability of its business; ii) implementing enhanced in-store procedures including increased and frequent cleaning, installation of safety shields, reduction of paper materials and ceasing acceptance of cash or product returns; iii) monitoring store performance, shopping patterns and employee availability on an ongoing basis to optimize operating hours and selectively close stores where required by law or otherwise appropriate to enhance the productivity of the network under the circumstances; iv) temporarily adapting its business model by moving towards exclusively servicing stores through the Spark Fastlane™ “click-and-collect” service that enables customers to order products online for fast pickup and payment in store; and v) temporarily offering curbside pickup and delivery options in Saskatchewan and Ontario.

Since the initial outset of the pandemic in mid-March 2020 to the current fiscal period end October 31, 2020, the Company did not experience a significant decline in sales. However, it is not possible to reliably estimate the length and severity of these events and conclusively quantify the impact on the financial results and condition of the Company in future periods. If the impact of COVID-19 continues for an extended period, it may materially adversely affect the business operations and future financial results. Refer to Note 18 for further updates on additional government restrictions enacted post October 31, 2020,

b)	Liquidity

A detailed description of the Company’s liquidity risk and capital management strategy is provided in the 2019 Annual Consolidated Financial Statements. The Company’s ability to satisfy its liquidity needs and meet future growth targets is dependent on increasing revenues, improving profitability, continued availability of funding from its bank facility, debentures and other capital market alternatives. In conjunction with the onset of COVID-19, management reassessed the Company’s liquidity risk by reviewing immediate capital requirements and ensuring planning and budgeting processes are in place to fund the Company’s normal operations. The Company’s primary sources of liquidity are cash, cash equivalents, financing with an external bank and convertible debentures.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

During the thirty-nine weeks ended October 31, 2020, the Company retired $41,168 in principal of convertible debentures outstanding as at February 1, 2020, raised an additional $28,000 in private placement convertible debenture financing and drew $2,538 of a $10,000 senior secured term loan and credit facility arrangement (note 10).

As at October 31, 2020, the Company had cash and cash equivalents, and short-term investments totalling $24,688 (February 1, 2020: $27,900), and current assets totalling $44,669 (February 1, 2020: $43,038). The Company’s current liabilities, related to accounts payable and accrued liabilities, debentures, derivative liability and lease liabilities totalled $54,524 as at October 31, 2020 (February 1, 2020: $56,581).

As at October 31, 2020, convertible debentures (and conversion option derivative liability) with a carrying value of $33,447 are current, with principal amount of $27,900 convertible into common shares of the Company at $0.50 per common share and a contractual maturity date of June 1, 2021. This maturity date is automatically extended to June 1, 2022, when 23,652,248 warrants held by investor Alimentation Couche-Tard Inc. (“ACT”) are exercised by April 1, 2021. As at October 31, 2020, 13,146,469 warrants have been exercised by ACT for $10,254 in proceeds, with the remaining warrants exercisable until December 31, 2020 with expected additional proceeds of $8,720 to the Company. These terms are described in detail under Note 10(b).

c)	Convertible Debentures Valuation

During the thirty-nine weeks ended October 31, 2020, the Company entered into additional convertible debenture financings and amended certain convertible debt arrangements. The accounting for these arrangements involved significant estimates and management judgments with respect to valuation approach and inputs used in estimating fair value. These are described under Note 10.

3.	ACQUISITIONS

a)	Acquisitions of Ontario locations

Summarized below are the Company’s Ontario retail location acquisitions completed in the thirteen and thirty-nine weeks ended October 31, 2020. In according with IFRS 3, the substance of these acquisitions constituted a business combination as these individual companies met the definition of a business under the standard. Accordingly, the assets acquired, including the Alcohol and Gaming Commission of Ontario (“AGCO”) retail operator licences (“ROL”) and retail store authorizations (“RSA”), and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date. The total consideration paid, and the preliminary estimate of fair value of the assets and liabilities acquired at the date of acquisition are detailed below.

Due to the timing of these acquisitions, the identification and measurement of the assets acquired and liabilities assumed, including deferred taxes and provisions, if any, is preliminary and subject to adjustment as additional information is obtained. Differences between these preliminary amounts and the final accounting may occur. Under IFRS 3, the measurement period to arrive at the final accounting is up to twelve (12) months from the acquisition date.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

●	Acquisition of 2673801 Ontario Inc. - On October 22, 2020, the Company completed the acquisition of a Toronto, Ontario location by way of its acquisition of all of the issued and outstanding shares of 2673801 Ontario Inc. (“2673 Ontario”) for a total purchase price of $1,143, consisting of $893 in cash and 248,410 common shares of the Company.

Consideration paid	Amount
$
Common shares issued	250
Cash	893
Total consideration	1,143

Identifiable assets (liabilities) acquired
Cash & cash equivalents	26
Inventory	51
Other assets	55
Property, plant & equipment	369
Intangible assets - retail operator licence and retail store authorizations	631
Right-of-use assets	653
Lease liabilities	(642)
Total identifiable net assets	1,143

●	Acquisition of 11522302 Canada Inc. - On August 31, 2020, the Company completed the acquisition of a Toronto, Ontario location by way of its acquisition of the issued and outstanding shares of 11522302 Canada Inc. (“115 Canada”) for a total purchase price of $1,245 in cash.

Consideration paid	Amount
$
Cash	1,245
Total consideration	1,245

Identifiable assets (liabilities) acquired
Cash	207
Inventory	102
Other assets	162
Property, plant & equipment	228
Intangible assets - retail operator licence and retail store authorizations	509
Right-of-use assets	2,883
Lease liabilities	(2,846)
Total identifiable net assets	1,245

●	Acquisition of Ontario Branded Stores – In the prior fiscal year, the Company entered into consulting agreements to provide services to two licensed cannabis retail stores operating in Ottawa and Kingston, Ontario (the “Branded Stores”), including options to acquire the licensed cannabis retail stores when and as permitted by AGCO. The owners/operators of the Branded Stores transferred all of their interests in these stores into 2727765 Ontario Inc. (“272 Ontario”) and 2676053 Ontario Limited (“267 Ontario”), respectively, for purposes of completing the Company’s acquisition of these stores.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

On February 11, 2020, the Company completed the acquisition of the Ottawa location by way of its acquisition of all of the issued and outstanding shares of 272 Ontario for a total purchase price of $1,742, consisting of $1,110 in cash and 800,000 common shares of the Company.

Consideration paid	Amount
$
Common shares issued	632
Cash	1,110
Total consideration	1,742

Identifiable assets (liabilities) acquired
Inventory	434
Intangible assets - retail operator licence and retail store authorizations	1,331
Accrued liabilities	(23)
Total identifiable net assets	1,742

On February 27, 2020, the Company completed the acquisition of the Kingston location by way of its acquisition of all of the issued and outstanding shares of 267 Ontario for a total purchase price of $2,139 consisting of the settlement of receivables of $1,728 and 753,431 common shares of the Company issued upon final closing adjustments on August 27, 2020.

Consideration paid	Amount
$
Common shares held for issuance	411
Settlement of receivables	1,728
Total consideration	2,139

Identifiable assets (liabilities) acquired
Cash	745
Inventory	520
Intangible assets - retail operator licence and retail store authorizations	874
Total identifiable net assets	2,139

b)	Acquisition of the Assets of Flora and Tridelion

On June 4, 2019, the Company entered into asset purchase agreements with Flora (Bernard) Enterprises Inc., Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. pursuant to which the Company proposed to acquire an aggregate of five cannabis retail stores in Kelowna, Kamloops, Vernon, Prince George and Quesnel, British Columbia, subject to customary conditions including satisfaction of all licensing requirements.

During the thirty-nine weeks ended October 31, 2020, the asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. in respect of stores in Kamloops, Vernon, Prince George and Quesnel expired in accordance with their terms, and the Company and FFI entered into an amended and restated asset purchase agreement with Flora (Bernard) Enterprises Inc. in respect of a store in Kelowna (the “Kelowna Acquisition”) which was completed on April 15, 2020. The purchase price was $2,147, consisting of $450 in cash including retention of deposits already paid, $300 by way of a promissory note, and 2,408,715 common shares of the Company (issued on July 31, 2020). Under IFRS 3, the substance of the acquisition does not constitute a business combination. The purchase price was allocated fully to the acquired licence and recognized as an intangible asset.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

4.	TRADE AND OTHER RECEIVABLES

As at October 31, 2020 and February 1, 2020, the Company’s trade and other receivables was comprised of the following:

As at	October 31, 2020	February 1, 2020
	$	$
Trade accounts receivable	2,823	1,732
Sales tax receivable	1,301	1,335
Due from related parties	-	53
Other receivables	56	1,041
Total trade and other receivables	4,180	4,161

As at February 1, 2020, other receivables included $914 related to consulting and rental income from Ontario licensees, which were settled as part of the completed acquisition of the Ontario locations in the thirty-nine weeks ended October 31, 2020 (note 3).

5.	MERCHANDISE INVENTORIES

As at October 31, 2020 and February 1, 2020, the Company’s merchandise inventories were comprised of the following:

As at	October 31, 2020	February 1, 2020
	$	$
Cannabis	7,290	5,202
Accessories & apparel	898	674
Total merchandise inventories	8,188	5,876

6.	PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, February 1, 2020	7,110	919	23,670	5,311	173	391	37,574
Acquisitions (note 3)	-	79	469	46	3	-	597
Additions	259	770	5,120	440	223	-	6,812
Disposal	(2,232)	-	(21)	-	-	-	(2,253)
Impairment	(92)	-	(707)	(81)	(2)		(882)
Balance, October 31, 2020	5,045	1,768	28,531	5,716	397	391	41,848
Accumulated Depreciation
Balance, February 1, 2020	243	117	1,746	893	70	106	3,175
Depreciation	232	140	1,705	782	105	55	3,019
Disposal	(365)	-	-	-	-	-	(365)
Impairment	-	-	-	(1)	-	-	(1)
Balance, October 31, 2020	110	257	3,451	1,674	175	161	5,828
Net Book Value
Balance, February 1, 2020	6,867	802	21,924	4,418	103	285	34,399
Balance, October 31, 2020	4,935	1,511	25,080	4,042	222	230	36,021

As at October 31, 2020, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $5,044 (February 1, 2020: $5,867).

11 | P a g e

Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

As at October 31, 2020, accounts payable and accrued liabilities related to capital asset additions totalled $909 (February 1, 2020: $2,589).

The Company recognized $Nil and $880 in impairment charges in the thirteen and thirty-nine weeks ended October 31, 2020 (November 2, 2019: $Nil). The impairment charges were comprised of additional adjustments for restructured locations, and the write down of capital assets under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 3).

7.	INTANGIBLE ASSETS AND GOODWILL

	Trademarks & Customer List	Licenses	Software Development	Total
Cost	$	$	$	$
Balance, February 1, 2020	1,120	34,845	1,614	37,579
Acquisitions (note 3)	-	3,346	-	3,346
Additions	110	2,147	654	2,911
Balance, October 31, 2020	1,230	40,338	2,268	43,836
Accumulated Depreciation
Balance, February 1, 2020	270	1,303	224	1,797
Depreciation	191	2,194	751	3,136
Balance, October 31, 2020	461	3,497	975	4,933
Net Book Value
Balance, February 1, 2020	850	33,542	1,390	35,782
Balance, October 31, 2020	769	36,841	1,293	38,903

During the thirty-nine weeks ended October 31, 2020, the Company generated $562 of internally developed software assets (November 2, 2019: $597).

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets	Amount
$
Balance at February 1, 2020	33,633
Net additions	6,088
Terminated locations	(6,205)
Depreciation expense for the period	(2,771)
Balance at October 31, 2020	30,745

12 | P a g e

Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The lease liabilities are summarized in the below table:

Lease liabilities	Amount
$
Balance at February 1, 2020	36,862
Net additions	5,781
Cash outflows in the period	(3,194)
Terminated locations	(4,883)
Accretion expense for the period ended (note 14)	2,045
Balance at October 31, 2020	36,611
October 31, 2020
Current	2,785
Non-current	33,826

Maturity analysis - contractual undiscounted cash flow	$
Less than one year	6,383
One year	6,484
Two years	6,247
Three years	5,004
Four years	4,537
Five years and beyond	17,262
45,917
Amounts recognized in the consolidated statement of loss and comprehensive loss	October 31, 2020
$
Expenses relating to short-term leases	73
Expenses relating to variable lease payments not included in the measurement of lease liabilities	832
Income from subleasing right-of-use assets	243

During the thirteen and thirty-nine weeks ended October 31, 2020 the Company incurred $Nil and $3,399 respectively, of impairment on right-of-use assets net of associated lease liability payment obligation reductions (November 2, 2019: $Nil). The recovery of $2,119 related to a lease modification in which the lease term was reduced for a location previously terminated and impaired.

The impairments related to an existing lease where the location no longer met the provincial cannabis licence regulations for a retail location, and certain leases under the expired asset purchase agreements with Flora (Dawson) Enterprises Inc. and Tridelion Enterprises Inc. (note 3). With respect to the leases under the expired asset purchase agreements, $884 of lease liabilities was also written off during the thirty-nine weeks ended October 31, 2020 as these leases reverted to the seller upon expiry.

9.	PROVISIONS

Total
$
Balance, February 1, 2020	265
Additions (Drawdowns)	(242)
Balance, October 31, 2020	23

13 | P a g e

Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Restructuring

Restructuring provisions relate to the Company’s initiatives to lower operating costs and improve financial performance. During the 2019 fiscal year, the Company performed an analysis of its retail store network and recorded a provision for estimated severance costs of $60 and facility exit and other costs of $205. The value of the provision is management’s best estimate of the amount of expenditures expected to occur throughout the next fiscal year. During the thirteen and thirty-nine weeks ended October 31, 2020, $112 and $242, respectively, of the provision was paid down. Lease obligation costs related to the restructuring locations have been recorded in lease liabilities (note 8). No new restructuring costs were incurred during the thirteen and thirty-nine weeks ended October 31, 2020.

10.	DEBENTURES AND LOANS, DERIVATIVE LIABILITY

The following are the balances outstanding as at October 31, 2020 and February 1, 2020:

	Contractual	Coupon	Principal Outstanding		Carrying Amount
	Maturity Date	Rate	October 31, 2020	February 1, 2020	October 31, 2020	February 1, 2020
			$	$	$	$
Convertible debenture liability
LP Debentures	July 31, 2020	8.00%	-	14,000	-	13,087
June 2019 Debentures	June 26, 2020	8.00%	-	27,168	-	24,865
April 2020 Debentures (1)	June 1, 2021	8.00%	27,900	-	14,942	-
Investor Debentures (1)	June 30, 2023	8.00%	25,990	25,990	15,257	13,550
			53,890	67,158	30,199	51,502
Term loans and credit facilities
Term loan	April 30, 2030	3.95%	2,412	-	2,412	-
Total debentures and loans			56,302	67,158	32,611	51,502
Current Portion			(28,116)	(41,168)	(15,898)	(38,154)
Long-term Portion			28,186	25,990	16,713	13,348
Conversion options and warrants recognized as derivative liabilities
LP Debentures	July 31, 2020				-	2,078
April 2020 Debentures	June 1, 2021				18,505	-
Investor Debentures (1)	June 30, 2023				18,530	-
Series B Warrants (1) (2)	September 30, 2022				10,068	-
Series C Warrants (1) (3)	June 30, 2023				16,770	-
Total derivative liability					63,873	2,078
Current Portion					(18,505)	(2,078)
Long-term Portion					45,368	-

(1)	Terms were amended on September 15, 2020, which are further described below.
(2)	Exercisable after January 1, 2022 (see terms described below).
(3)	Exercisable after October 31, 2022 (see terms described below).

Description and additional information on the original Investor Debentures, LP Debentures, Share Debentures and June 2019 Debentures, are included under Note 17 of the 2019 Annual Consolidated Financial Statements.

For the thirteen and thirty-nine weeks ended October 31, 2020:

●	Cash proceeds from convertible debentures issued totalled $Nil and $28,000, respectively (November 2, 2019: $Nil and $27,188, respectively). Cash proceeds from term loan facilities totalled $Nil and $2,538, respectively (November 2, 2019: $Nil).
●	Coupon and loan interest payments of $23 and $2,159, respectively, were made (November 2, 2019: $793). Of these amounts, $Nil and $1,057, respectively, was settled in cash (November 2, 2019: $Nil). Remaining interest payments were settled in common shares, and related to accrued and unpaid interest on LP Debentures, June 2019 Debentures, and Investor Debentures.

14 | P a g e

Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

●	Debentures with principal totalling $100 and $41,268, respectively, were settled via cash and shares (November 2, 2019: $Nil):

○	$100 of the April 2020 Debentures (described further below) were early converted and 200,000 common shares were issued by the Company.
○	$27,168 in principal outstanding of the June 2019 Debentures was settled in cash at maturity. The conversion option carrying value of $1,756 recorded within debenture equity reserves expired and was reclassified to contributed surplus.
○	$14,000 related to the LP Debentures’ remaining outstanding principal and was early converted by the Company. This resulted in 12,173,912 common shares being issued, with a carrying value of $14,244, of which $1,112 related to the settlement value of the corresponding conversion option derivative liability. The provisions of the LP debentures were amended to provide for the forced early conversion of the principal amount of the LP Debentures by the Company at its sole discretion upon certain share price conditions being met. The 49,726 common shares were issued to settle accrued and unpaid interest thereon.

Convertible debenture related activity is summarized below:

		Carrying Amount
	Principal Outstanding	Debenture component	Derivative liability - conversion option	Equity component - conversion option
	$	$	$	$
Balance, February 1, 2020	67,158	51,502	2,078	1,756
Issuances - April 2020 Debentures	28,000	11,762	15,309	-
Pre-amendment Investor Debentures- extinguishment	(25,990)	(20,728)	-	-
Amended Investor Debentures - new liability	25,990	13,601	21,966	-
Debenture modifications	-	(497)	-	-
(Gain) loss on revaluation of derivative liability	-	-	(1,095)	-
Accretion and interest expense	-	17,046	-	-
Interest payment in cash	-	(1,057)	-	-
Interest payment in common shares	-	(1,079)	-	-
Debenture conversions - other	(100)	(51)	(111)	-
Conversion and settlement - LP Debentures	(14,000)	(13,132)	(1,112)	-
Repayment and settlement - June 2019 Debentures	(27,168)	(27,168)	-	-
Conversion option expiry - June 2019 Debentures	-	-	-	(1,756)
Balance, October 31, 2020	53,890	30,199	37,035	-

Derivative liability activity related to warrants are summarized below:

Amount
$
Amended Series B Warrants - new liability	16,949
Amended Series C Warrants - new liability	29,876
(Gain) loss on revaluation	(19,987)
Balance, October 31, 2020	26,838

a)	Amendments to Investor Debentures and Investor Warrants

On July 23, 2020, the Company announced a series of amendments to convertible debentures and investor warrants issued to ACT under the strategic investment agreement completed on August 7, 2019 (the “ACT Investment Amendments”). These amendments were approved at a special meeting of shareholders on September 15, 2020.

15 | P a g e

Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

These amendments resulted in the following:

●	Extending the maturity date of $25,990 principal amount 8.0% convertible unsecured debentures (the “Investor Debentures”) to June 30, 2023 from June 30, 2021, provided that if less than an aggregate of $20,000 principal amount of April 2020 Debentures (defined and described under Note 10 (b)) has been converted prior to the maturity date of these debentures, then ACT would have the right to accelerate the Investor Debentures maturity date to a date that is 60 days following the April 2020 Debentures maturity date.

●	The Investor Debentures conversion price is now the lesser of: (A) the 20-day volume weighted average price (“VWAP”) of the common shares of the Company on the last trading day prior to ACT delivering a notice of its intention to convert; and (B) $0.90.

●	The Company has the ability to repay the principal amount of the Investor Debentures and interest by issuing common shares of the Company at a price equal to $0.75 per common share (subject to satisfaction of certain conditions precedent, including the common shares having a 20-day VWAP of at least $1.00 on the date the Company gives its notice of intention to convert).

●	34,158,027 series A common share purchase warrants (“Series A Warrants”), previously with an exercise price of $1.40, were amended as follows:

○	13,146,469 of the Series A Warrants (the “A-1 Warrants”) have an exercise price equal to $0.78. ACT exercised all the A-1 Warrants on September 18, 2020 for cash exercise proceeds of $10,254 to the Company;
○	10,505,779 of the Series A Warrants (the “A-2 Warrants”) has an exercise price equal to $0.83. ACT has agreed to exercise all of the A-2 Warrants by no later than December 31, 2020 provided that no default or event of default under the Investor Debentures has occurred; and
○	10,505,779 of the Series A Warrants (the “A-3 Warrants”) has an exercise price equal to $0.93. The A-3 Warrants will expire on June 30, 2021 (the “Series A Expiry Date”).

●	67,175,541 series B common share purchase warrants (“Series B Warrants”), previously with an exercise price of $1.875, were amended such that the exercise price is the lesser of: (A) $1.875; and (B) the 20-day VWAP of the common shares on the last trading day prior to the date on which the Series B Warrants are exercised; is exercisable at any time after January 1, 2022; and the expiry date is September 30, 2022.

●	133,390,789 series C common share purchase warrants (“Series C Warrants”), previously with an exercise price range of $2.00 - $6.00, were amended such that the exercise price is the lesser of: (A) $3.00; and (B) 125% of the 20-day VWAP of the common shares on the last trading day prior to the date on which the Series C Warrants are exercised; is exercisable at any time after October 1, 2022; and the expiry date would be June 30, 2023.

●	The A-3 Warrants is exercisable at ACT’s option, without any impact to the Series B Warrants and Series C Warrants, unless ACT delivers a notice to the Company prior to January 18, 2021 stating its intent at such time to exercise any number of A-3 Warrants on or before the Series A Expiry Date, in which case ACT will be required to exercise such number of A-3 Warrants prior to exercising the Series B Warrants and Series C Warrants.

The Company has the ability to repay the principal amount of Investor Debentures (with a three (3) month penalty) if (a) ACT does not exercise all of the Series B Warrants on or before the expiry date of the Series B Warrants; or (b) ACT does not fulfil any of its exercise obligations for the Series A Warrants.

The expiry date of all warrants is extended in the event that the Company is in default of certain debt obligations, if and as applicable. In such event of default, the expiry date of such warrants would be extended to the date that is 75 days in the case of the Series A Warrants or 30 days in the case of the Series B Warrants and Series C Warrants after such default has been cured. Notwithstanding the foregoing, all warrants (collectively, the “Investor Warrants”) would immediately expire in the event ACT does not fulfil any of its Series A Warrants’ exercise obligations.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Additional information on the strategic investment by ACT and the warrants issued on August 7, 2019 are detailed under Note 17 of the 2019 Annual Consolidated Financial Statements.

Accounting impact of the amendments to Investor Debentures and Investor Warrants

The amendment to the terms of the Investor Debentures and Investor Warrants resulted in the derecognition of the existing debenture and warrants carrying values at the date of amendment (September 15, 2020), which were in aggregate $20,728 and $808, respectively, and recognition of the debentures and warrants under the amended terms. The aggregate fair value of the amended debentures and warrants totalled $87,066, and were allocated as follows:

●	Recognition of $13,601 as a debenture liability for the host debt component and $21,966 as a derivative liability in relation to the conversion option. The conversion option was accounted for as a derivative liability as the amended terms did not meet the fixed- for-fixed criteria under IFRS (pre-amendment, accounted for as an equity instrument with $Nil carrying value).

●	Recognition of $4,674 for Series A Warrants, which were accounted for as an equity instrument (pre-amendment, $Nil carrying value).

●	Recognition of $16,949 for Series B Warrants, which were accounted for as a derivative liability (pre-amendment, accounted for as an equity instrument with $Nil carrying value)

●	Recognition of $29,876 for Series C Warrants, which were accounted for as a derivative liability (pre-amendment, $Nil carrying value and $13,860 in unrecognized deferred losses)

The recognition of the Investor Debentures and Investor Warrants under the amended terms resulted in an extinguishment loss of $54,359 in the thirteen weeks ended October 31, 2020, which was recognized in net loss (income), and an amount of $11,174 recognized in contributed surplus in relation to the equity instrument components that were extinguished.

The amendment date fair value estimates for the Investor Debentures conversion option and Investor Warrants were estimated using Monte-Carlo and trinomial tree model simulation valuation technique, and the following key assumptions: stock price of $0.88; risk-free interest rate range of 0.19% - 0.27%; and expected volatility range of 60%-94% based on historical trading data of the Company and its peers and variability of the life of the conversion option and warrants.

The estimated fair value of the host debt component of the Investor Debentures was determined based on a company specific discount rate assumption range of 34% -46%, and was measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal using an effective interest rate of 61%.

Measurement at October 31, 2020 and sensitivity analysis

As at October 31, 2020, the derivative liabilities related to the Investor Debentures conversion option, Series B Warrants and Series C Warrants were revalued using the above described valuation technique and the following assumptions: stock price of $0.74; risk-free interest rate of 0.27%; and expected volatility of 80% based on historical trading data of the Company and its peers.

These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimated fair values for the financial liabilities were thus categorized as Level 3 measurement inputs.

Volatility assumptions are a significant unobservable input to the estimate, mainly due to the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in. As at October 31, 2020, with all other variables held constant, a 5% increase and 5% decrease in volatility would have resulted in a change in the estimated fair values of the conversion option derivative liability, Series B Warrants and Series C Warrants as follows:

17 | P a g e

Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

		As at September 15, 2020		As at October 31, 2020
Sensitivity Analysis - Investor Debentures	Valuation Technique	Volatility - 5%	Volatility +5%	Volatility - 5%	Volatility +5%
		$	$	$	$
Investor Debentures conversion option	Monte-carlo/ Trinomial	(364)	229	(336)	361
Series B Warrants	Monte-carlo	(1,847)	1,871	(900)	1,365
Series C Warrants	Monte-carlo	(4,939)	1,368	(2,767)	2,638
Total		(7,150)	3,468	(4,003)	4,364

b)	Issuance of April 2020 Debentures

During the thirty-nine weeks ended October 31, 2020, the Company completed two private placements for aggregate gross proceeds of $28,000, which were comprised of:

(i)	a non-brokered private placement of 8% secured convertible debentures for aggregate gross proceeds of $19,800 (the “April 2020 Initial Debentures”), which closed on April 28, 2020, and

(ii)	a non-brokered private placement of subscription receipts for aggregate gross proceeds of $8,200, subject to shareholder approval (the “April 2020 Subscription Receipts”). The April 2020 Subscription Receipts were automatically converted into convertible debentures upon shareholder approval on June 17, 2020. These convertible debentures have the same terms as the April 2020 Initial Debentures.

The principal amount of the April 2020 Initial Debentures and the April 2020 Subscription Receipts, upon conversion to convertible debentures (collectively the “April 2020 Debentures”), will be convertible at the holder’s option into common shares of the Company (the “Conversion Shares”) at any time prior to the maturity date (described below) at a conversion price of $0.50 per Conversion Share. The Company’s obligations under the April 2020 Debentures is secured by the assets of the Company.

On July 23, 2020, in conjunction with entering into the ACT Investment Amendments, the Company also entered into a supplemental debenture indenture (the “Supplemental Indenture”) to the debenture indenture dated April 28, 2020 (the “Indenture”) which governs the April 2020 Debentures. The Supplemental Indenture amends the Indenture such that:

●	the April 2020 Debenture maturity date was amended to June 1, 2021, or June 1, 2022 in the event that, on or before April 1, 2021, ACT’s A-1 Warrants and A-2 Warrants have been exercised. The maturity date terms were originally June 1, 2021, which date will be automatically extended to the date that is 24 months from the closing date in the event ACT’s Investor Warrants and Investor Debentures are converted, exercised or otherwise extinguished.

●	the Company’s election to force the conversion of the principal amount of April 2020 Debentures shall no longer be contingent on the conversion or retirement of the Investor Debentures; and

●	the Company may elect to add any interest accrued and payable on the December 31, 2021 payment date to the principal amount of April 2020 Debentures (as is already contemplated for the interest payments owing on December 31, 2020 and June 30, 2021) (the “Interest Amendment”). The Interest Amendment was approved by the shareholders of the Company on September 15, 2020.

The Supplemental Indenture amendments’ impact on the carrying value of the debt was assessed by the Company once the ACT Investment Amendments were effective upon shareholder and regulatory approvals received on September 15, 2020.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

April 2020 Debentures - Initial recognition

Of the $28,000 in gross proceeds, $19,800 was received during the first quarter of 2020, and $8,200 related to the April 2020 Subscription Receipts was received in the second quarter of 2020. The gross proceeds were allocated on a relative fair value basis to the conversion option derivative and embedded derivatives and the host debt component.

The April 2020 Debentures’ host debt component was classified as a financial liability measured at amortized cost, while the holder’s conversion option along with the embedded derivatives were classified as a derivative liability. Transaction costs totalled $2,058, with cash transaction costs of $1,250 and non-cash costs of $808 related to the Additional Investor Warrants (described and defined further below). Transaction costs totalling $685 was deferred and recognized in other assets as deferred charges as at May 2, 2020, and then allocated once the April 2020 Subscription Receipts were converted into debenture units during the second quarter of 2020.

See table below for a summary of the allocation of proceeds and initial recognition values at inception:

		Debentures		Derivative liability
Initial Recognition	Gross proceeds	Carrying value	Transaction Costs (1)	Carrying value	Transaction Costs (1)
	$	$	$	$	$
April 2020 Initial Debentures	19,800	9,234	640	10,566	733
April 2020 Subscription Receipts	8,200	3,457	289	4,743	396
Total	28,000	12,691	929	15,309	1,129

(1)	Transaction cost, amounts were allocated on a proportional basis. Transaction costs allocated to the debentures was netted against the host debt component, and costs allocated to the derivative liability were treated as finance costs expense (note 14).

The estimated fair value of the April 2020 Debentures host debt component at initial recognition was determined using probability weighted present value approach accounting for the variable maturity date, which depends on the occurrence or non-occurrence of certain Company-specific events, and a company specific discount rate assumption range of 33% - 46%. The host debt component for the April 2020 Debentures was recognized and measured at amortized cost and accreted such that the carrying amount at maturity will equal the principal using an effective interest rate of 52%.

The derivative liability inception fair value was estimated using the Monte-carlo and trinomial tree model simulation valuation techniques to project the Company’s share price and expected maturity date, and the following key assumptions:

●	April 2020 Initial Debentures – stock price of $0.63; risk-free interest rate of 0.31%; and expected volatility of 70% based on historical trading data of the Company and its peers.

●	April 2020 Subscription Receipts – stock price of $0.74; risk-free interest rate of 0.26%; and expected volatility of 92% based on historical trading data of the Company and its peers.

As the estimated fair value at initial recognition of the overall instrument differed from the transaction price, for the derivative liabilities (which are to be recognized at fair value under IFRS), $7,442 in fair value was deferred at inception. The deferred amount was the difference between the estimated fair value at initial recognition for the derivative liabilities and allocated relative fair value amount of $18,439. As per the Company’s accounting policy and as permitted under IFRS, the deferred amount will be recognized once estimated fair values can be determined based solely on market observable inputs.

April 2020 Debentures – Amendments

The amendments to the host debt component were not considered to be substantial modification of the original terms, and therefore did not result in de-recognition. The Company recognized a modification gain of $497 in net loss (income).

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Measurement and sensitivity analysis

As at October 31, 2020, the derivative liability for the April 2020 Debentures conversion option was revalued using the above described valuation technique and the following assumptions: stock price of $0.74; risk-free interest rate of 0.24%; and expected volatility of 82% based on historical trading data of the Company and its peers.

These fair values were determined based on Company-specific inputs and valuation techniques that utilized both observable and unobservable market inputs. Such estimated fair values for the financial liabilities were thus categorized as Level 3 measurement inputs.

Volatility assumptions are a significant unobservable input to the estimate, mainly due to the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in. As at October 31, 2020, with all other variables held constant, a 5% increase in the expected volatility would have increased the estimated fair value of the conversion option derivative liability by $474, while a decrease of 5% would have decreased the estimated fair value by $282.

Issuance of Additional Investor Warrants

ACT also participated in the April 2020 Debentures, and consequently exercised its participation rights under the terms of the August 7, 2019 investor rights agreement. As a result, on April 28, 2020, the Company issued an additional 3,523,705 Series A Warrants, 11,048,651 Series B Warrants, and 22,686,864 Series C Warrants, for an aggregate issuance of 37,259,220 warrants (“Additional Investor Warrants”).

The Additional Investor Warrants were accounted for as transaction costs of the April 2020 Debentures, and followed the same accounting treatment as the initial tranche of warrants issued on August 7, 2019:

●	Series A Warrants and Series B Warrants were accounted for as equity instruments and the initial fair value of $808 was recognized in warrants reserves. These instruments were not subject to revaluation in accordance with IFRS.

●	The Series C Warrants were accounted for as derivative liabilities and were recognized at $Nil consistent with the fair value recognized for the existing series C warrants. The same fair value model was applied to these Series C Warrants as was applied to the initial Series C Warrants, which resulted in an increase in deferred losses of $2,360. The deferred losses are recognized once estimated fair values can be determined based solely on market observable inputs.

Key assumptions used in valuing the Additional Investor Warrants were stock price of $0.63, risk-free interest rate of 0.31%, and expected volatility of 77% based on historical trading data of the Company and its peers.

Under the ACT Investment Amendments approved on September 15, 2020, the terms of these warrants were subsequently amended (described above). The amendments resulted in the de-recognition of the Additional Investor Warrants, along with the initial warrants issued, and then the re-recognition of these warrants under the amended terms (note 10(a)).

c)	Commitment Letter Agreement - Senior Secured Term Loan and Credit Facilities

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with a financial institution. The new financing is comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million that bears a variable interest rate of 1.75% plus prime rate, and a term loan in the amount of $5 million that bears a variable interest rate of 1.50% plus prime rate. An “accordion” option is also available to increase the revolving facility by an additional $5 million, subject to the financial institution’s consent and certain other customary conditions. As at October 31, 2020, the Company had drawn $2,538 under the term loan (February 1, 2020: $Nil) and repaid $126. Under the terms of the facility, the Company also recognized $4,000 in restricted cash representing cash collateral security under the arrangement.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

These credit facilities are subject to quarterly financial ratio covenants beginning in the 2021 fiscal year and are secured by the assets of the Company.

11.	SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a)	Share Capital

RTO Transaction completed on February 13, 2019

On February 13, 2019, the Company completed its qualifying transaction (the “RTO Transaction”), which was executed by way of a three-cornered amalgamation, pursuant to which Fire & Flower Inc. (“Old FFI”) amalgamated with 11048449 Canada Inc., a wholly- owned subsidiary of the Company, to form Fire & Flower Inc. (“New FFI”), resulting in the indirect acquisition by the Company of all the issued and outstanding securities of New FFI. This resulted in a reverse take-over (“RTO”) of the Company by the shareholders of New FFI. In connection with the RTO Transaction, the Company: (a) consolidated its issued and outstanding common shares on a 10.64814815 to 1 basis; (b) changed its name to “Fire & Flower Holdings Corp.” from “Cinaport Acquisition Corp II” (a Capital Pool Company); and (c) continued the Company under the federal jurisdiction of Canada under the Canada Business Corporations Act.

The Company retained 1,446,257 common shares, 114,625 stock options and 50,713 common share purchase warrants, all issued and outstanding prior to the RTO, with an aggregate estimated fair value of $2,318, and net identifiable assets of $733. The RTO Transaction resulted in recognition of listing expense totalling $1,835 in the thirteen and twenty-six weeks ended November 2, 2019. The common shares outstanding pre-RTO Transaction close on February 13, 2019, represents the cumulative share capital transactions of Old FFI.

On November 1, 2018, Old FFI had completed a private placement in connection with the RTO Transaction, where 24,333,334 subscription receipts were issued at a price of $1.50 per subscription receipt for aggregate gross proceeds of $36,500. Upon completion of the RTO Transaction on February 13, 2019, the Company issued common shares to the holders, and proceeds, net of transactions, totalling $34,545, were released from escrow.

Additional details and results of the RTO Transaction are described in Note 7 of the 2019 Annual Consolidated Financial Statements.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

b)	Warrants

The following is a summary of warrants outstanding:

	Warrants	Weighted Average Exercise Price
	#	$
Balance, February 1, 2020	232,531,772	1.72
Issued - Investor Warrants A (note 10)	3,523,705	1.40
Issued - Investor Warrants B (note 10)	11,048,651	1.88
Issued - Investor Warrants C (note 10) (1)	22,686,864	variable
Cancelled - Investor Warrants A (note 10)	(34,158,027)	1.40
Cancelled - Investor Warrants B (note 10)	(67,175,541)	1.88
Cancelled - Investor Warrants C (note 10)	(133,390,789)	variable
Issued - amended Series A-1 Warrants (note10)	13,146,469	0.78
Issued - amended Series A-2 Warrants (note10)	10,505,779	0.83
Issued - amended Series A-3 Warrants (note10)	10,505,779	0.93
Issued - amended Series B Warrants (note10) (2)	67,175,541	variable
Issued - amended Series C Warrants (note10) (1)	133,390,789	variable
Exercised	(13,146,469)	0.78
Expired	(26,053,021)	1.06
Balance, October 31, 2020	230,591,502	2.42
Balance excluding variable exercise price warrants, February 1, 2020	121,827,847	1.55
Balance excluding variable exercise price warrants, October 31, 2020	30,025,172	1.04

(1)	For purposes of weighted average calculations, the exercise price is assumed to be $2.00 for pre-amendment Series A Warrants, and $3.00 for amended Series C Warrants. Exercise price conditions are described under Note 10.

(2)	For purposes of weighted average calculations, the exercise price is assumed to be $1.875 for the amended Series B Warrants. Exercise price conditions are described under Note 10. Pre-amended Series B Warrants had a fixed exercise price of $1.875.

The weighted average life for warrants outstanding as at October 31, 2020 was 2.2 years (February 1, 2020: 0.57 years, which excluded Investor Warrants of 197,465,137 units due to the variability in maturity dates of these warrants).

As at October 31, 2020, 221,577,888 warrant units were held by ACT (February 1, 2020: 197,465,137 units). The terms of these warrants were amended during the thirteen weeks ended October 31, 2020, and are detailed in Note 10.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

c)	Stock Options

The following is a summary of options outstanding:

	Options	Weighted Average Exercise Price
	#	$
Balance, February 1, 2020	12,329,485	0.97
Issued	3,827,500	0.62
Exercised	(300,000)	0.07
Forfeited	(1,163,030)	1.08
Expired	(75,205)	1.06
Balance, October 31, 2020	14,618,750	0.89
Exercisable balance, February 1, 2020	3,976,706	0.62
Exercisable balance, October 31, 2020	5,525,613	0.82

The weighted average life for options outstanding as at October 31, 2020 was 3.0 years (February 1, 2020: 3.67 years).

The fair value of the options granted during the thirty-nine weeks ended October 31, 2020 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Thirty-nine Weeks Ended
October 31, 2020
Options issued (#)	3,827,500
Expected option lives range in years	5
Volatility range, based on comparable companies	85%-105%
Risk-free interest rate range	0.32% - 0.38%
Share price range	$0.64 - $0.86
Exercise Price range	$0.58-$0.86
Dividend yield	nil

12.	(LOSS) INCOME PER COMMON SHARE

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019, basic loss (income) per share and diluted loss (income) per share were the same as the exercise of any potentially dilutive instruments would be anti-dilutive.

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
(Loss) income attributable to common shares ($)	(25,723)	10,207	(67,542)	(10,307)
Adjusted net (loss) income attributable to common shares	(25,723)	10,207	(67,542)	(10,307)
Weighted average number of shares outstanding - basic (#)	170,828,789	122,638,548	162,264,793	112,561,835
Dilutive effect of options outstanding	-	3,516,141	-	-
Dilutive effect of warrants outstanding	-	11,149,222	-	-
Weighted average number of shares outstanding - diluted (#)	170,828,789	137,303,911	162,264,793	112,561,835
(Loss) income per common share, basic ($)	(0.15)	0.08	(0.42)	(0.09)
(Loss) income per common share, diluted ($)	(0.15)	0.07	(0.42)	(0.09)

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

13.	EXPENSES BY NATURE

Below are the expenses by nature included in general and administrative expenses:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
	$	$	$	$
General and administrative expenses
Salaries and benefits	5,800	4,340	16,772	11,712
Facility expenses	1,292	442	3,388	1,438
Insurance	192	123	656	443
Legal and professional fees	585	522	1,234	1,410
Consulting fees	377	408	762	1,544
Public company and regulatory fees	340	205	759	465
Investor relations	-	156	67	462
Travel and entertainment	95	279	294	768
Training, dues and memberships	4	95	75	257
IT costs	367	287	1,225	759
Office expenses and other	523	258	1,754	978
Total general and administrative expenses	9,575	7,115	26,986	20,236

14.	FINANCE COSTS

Finance costs are comprised of the following:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
	$	$	$	$
Interest expense on lease liabilities (note 8)	539	1,035	2,045	2,805
Interest expense on debentures and loans (note 10)	5,164	4,821	17,087	8,004
Transaction costs - issuance of debentures and loans (note 10)	240	1,095	1,578	1,095
Other finance costs	139	59	317	95
Total finance costs	6,082	7,010	21,027	11,999

15.	FINANCIAL INSTRUMENTS

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof is provided in the 2019 Annual Consolidated Financial Statements. The Company’s assessment of impact of COVID-19 pandemic on company operations are described under note 2. There have been no other significant changes in the business and economic circumstances and the related financial risks that affect the Company’s valuation of financial assets and financial liabilities since February 1, 2020.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at October 31, 2020 and February 1, 2020:

As at October 31, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	24,688	-	24,688	-
Restricted cash	4,023	-	4,023	-
Trade and other receivables, other current assets	3,817	-	-	3,817
Accounts payable and accrued liabilities	17,276	-	-	17,276
Debentures and loans (note 10)	32,611	-	2,412	30,199
Derivative liability (note 10)	63,873	-	-	63,873

As at February 1, 2020	Total	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	22,900	-	22,900	-
Short-term investments	5,000	-	5,000	-
Trade and other receivables, other current assets	3,655	-	-	3,655
Accounts payable and accrued liabilities	12,728	-	-	12,728
Debentures and loans (note 10)	51,502	-	-	51,502
Derivative liability (note 10)	2,078	-	2,078	-

There were no transfers between Level 1, Level 2 or Level 3 during the thirteen and thirty-nine weeks ended October 31, 2020.

16.	RELATED PARTY TRANSACTIONS

During the thirteen and thirty-nine weeks ended October 31, 2020, key management personnel participated in the April 2020 Debentures offerings by subscribing for 1,065 units for aggregate gross proceeds of $1,065. Specifically:

●	Officers and directors subscribed for 125 units for proceeds of $125;

●	JNZS Consulting Inc., a private company controlled by the Chairman of the Board of Directors, subscribed for 90 units for proceeds of $90; and

●	Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, subscribed for 850 units for proceeds of $850.

Debenture and warrants related transactions with ACT are described under Note 10. During the thirteen and thirty-nine weeks ended October 31, 2020, the following additional transactions occurred with ACT:

●	ACT exercised 13,146,469 and 13,146,469 warrants, respectively, and the Company received gross proceeds of $10,254 and $10,254, respectively;

●	Sub-lease rental charges of $18 and $18, respectively, and store build-out capital expenditure charges of $411 and $411, respectively, were incurred for certain retail locations where the Company has sub-lease arrangements with ACT.

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

17.	SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital development segment which designs, develops and delivers digital experiences.

All segments operate within Canada. Information on the Company’s reporting segments detailed below.

Information about reportable segments Thirteen weeks ended October 31, 2020	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	26,534	5,130	1,455	-	-	33,119
Intercompany revenues[1]	-	3,418	1,112	-	(4,530)	-
Total revenues	26,534	8,548	2,567	-	(4,530)	33,119
Cost of sales	(17,930)	(7,033)	-	-	3,349	(21,614)
Gross profit	8,604	1,515	2,567	-	(1,181)	11,505
Total operating expenses before depreciation	(6,350)	(145)	(762)	(1,801)	-	(9,058)
Depreciation and amortization	(2,822)	(29)	(63)	-	-	(2,914)
Segment profit (loss)	(568)	1,341	1,742	(1,801)	(1,181)	(467)
Gain on revaluation of derivative liability	-	-	-	35,796	-	35,796
Loss on extinguishment and revaluation of debentures	-	-	-	(53,862)	-	(53,862)
Interest income and finance costs	-	-	-	(5,972)	-	(5,972)
Income (loss) before income taxes	(568)	1,341	1,742	(25,839)	(1,181)	(24,505)

1. Sales between segments are made at prices that approximate market prices.

Information about reportable segments Thirty-nine weeks ended October 31, 2020	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	68,341	13,298	3,195	-	-	84,834
Intercompany revenues[1]	-	8,856	3,474	-	(12,330)	-
Total revenues	68,341	22,154	6,669	-	(12,330)	84,834
Cost of sales	(46,502)	(18,035)	-	-	8,693	(55,844)
Gross profit	21,839	4,119	6,669	-	(3,637)	28,990
Total operating expenses before depreciation	(26,012)	(414)	(2,234)	(4,119)	-	(32,779)
Depreciation and amortization	(8,646)	(89)	(191)	-	-	(8,926)
Segment profit (loss)	(12,819)	3,616	4,244	(4,119)	(3,637)	(12,715)
Gain on revaluation of derivative liability	-	-	-	21,082	-	21,082
Loss on extinguishment and revaluation of debentures	-	-	-	(53,862)	-	(53,862)
Interest income and finance costs	-	-	-	(20,829)	-	(20,829)
Income (loss) before income taxes	(12,819)	3,616	4,244	(57,728)	(3,637)	(66,324)

1. Sales between segments are made at prices that approximate market prices.

As at October 31, 2020
Total non-current assets	106,820	2,023	82	-	-	108,925
Total assets	138,486	7,786	2,463	4,859	-	153,594
Total non-current liabilities	34,450	5	50	61,903	-	96,408
Total liabilities	46,244	4,720	1,700	98,267	-	150,931

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Thirteen weeks ended November 2, 2019	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	11,870	1,200	630	-	-	13,700
Intercompany revenues[1]	-	1,365	840	-	(2,205)	-
Total revenues	11,870	2,565	1,470	-	(2,205)	13,700
Cost of sales	(8,324)	(2,069)	-	-	1,444	(8,949)
Gross profit	3,546	496	1,470	-	(761)	4,751
Total operating expenses before depreciation	(9,932)	(104)	(592)	1,813	233	(8,582)
Depreciation and amortization	(2,002)	(30)	(18)	-	(44)	(2,094)
Segment profit (loss)	(8,388)	362	860	1,813	(572)	(5,925)
Gain on revaluation of derivative liability	23,089	-	-	-	-	23,089
Interest income and finance costs	-	1	(21)	(6,937)	-	(6,957)
Income (loss) before income taxes	14,701	363	839	(5,124)	(572)	10,207

1. Sales between segments are made at prices that approximate market prices.

Information about reportable segments Thirty-nine weeks ended November 2, 2019	Retail	Wholesale distribution	Digital development	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	29,243	3,465	1,610	-	-	34,318
Intercompany revenues[1]	-	3,541	1,688	-	(5,229)	-
Total revenues	29,243	7,006	3,298	-	(5,229)	34,318
Cost of sales	(19,751)	(5,584)	(55)	-	3,531	(21,859)
Gross profit	9,492	1,422	3,243	-	(1,698)	12,459
Total operating expenses before depreciation	(22,797)	(419)	(1,464)	-	578	(24,102)
Depreciation and amortization	(5,177)	(86)	(114)	-	(131)	(5,508)
Segment profit (loss)	(18,482)	917	1,665	-	(1,251)	(17,151)
Listing expense	-	-	-	(1,835)	-	(1,835)
Gain on revaluation of derivative liability	23,089	-	-	6,394	-	29,483
Loss on extinguishment and revaluation of debentures	-	-	-	(9,028)	-	(9,028)
Interest income and finance costs	-	1	(61)	(11,716)	-	(11,776)
Income (loss) before income taxes	4,607	918	1,604	(16,185)	(1,251)	(10,307)

1. Sales between segments are made at prices that approximate market prices.

As at February 1, 2020
Total non-current assets	105,387	2,111	470	-	-	107,968
Total assets	141,879	5,142	2,934	1,051	-	151,006
Total non-current liabilities	33,458	-	710	13,347	-	47,515
Total liabilities	48,207	836	1,465	53,588	-	104,096

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Fire & Flower Holdings Corp.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the thirteen and thirty-nine weeks ended October 31, 2020 and November 2, 2019

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

18.	SUBSEQUENT EVENTS

Acquisition of Friendly Stranger

On November 1, 2020, the Company entered into a share purchase agreement (the “FSHC SPA”) with Friendly Stranger. The transaction closed effective December 1, 2020. Pursuant to the terms of the FSHC SPA, FFI purchased all of the issued and outstanding shares of Friendly Stranger (the “FSHC Shares”) for an aggregate consideration of $25,000 in shares, subject to certain closing adjustments. The Company issued an aggregate of 31,297,342 Common Shares (subject to adjustment as contemplated in the FSHC SPA). FSHC (and its subsidiaries) hold numerous ROLs and, as of the date of this MD&A, holds a total of fourteen (14) RSAs throughout the province of Ontario under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands.

At-the-Market Offering

On December 3, 2020, the Company announced it has established an at-the-market equity program (the ATM Program), under which the Company can issue and sell up to $15,000 of common shares from treasury to the public. All common shares sold under the ATM Program will be sold through the TSX or another marketplace, as prescribed under regulatory standards, where the common shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion.

Distributions of the Company’s common shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement (the “Distribution Agreement”) dated December 2, 2020 between the Company and ATB Capital Markets Inc. (the “Agent”). Pursuant to the terms of the Distribution Agreement, the ATM Program will be effective until the earlier of December 1, 2021 and the issuance and sale of all of the common shares issuable under the ATM Program, unless terminated prior to such date by the Company or the Agent in accordance with the terms of the Distribution Agreement.

Acquisition of Additional Ontario Stores/Locations

On December 6, 2020, the Company completed the acquisition of Quad Nine Investments Inc. for an aggregate of $900 in cash plus net working capital and inventory, and the issuance of 124,069 common shares. Quad Nine Investments Inc. holds an AGCO ROL and RSA in respect of a cannabis retail store located in Toronto, Ontario.

On November 1, 2020, the Company completed the acquisition of Busboy Ventures Inc. for an aggregate of $700 in cash and the issuance of 2,198,655 common shares. Busboy Ventures Inc. holds an AGCO ROL and RSA in respect of one location in Toronto, Ontario, and has an application for a RSA for another location in Toronto, Ontario, which has been admitted to the AGCO’s queue for issuance. As at October 31, 2020, the Company made $800 in advance deposit payments towards this purchase.

Store Closures

Subsequent to October 31, 2020, the Company finalized closure of three retail locations in Alberta. Two of the retail locations’ severance and facility exit costs were estimated as part of the restructuring provision as at February 1, 2020 (note 9). For the third location, which was temporarily closed during the COVID-19 pandemic, the Company provided notice to exit the lease in November 2020.

COVID-19

On November 20, 2020, the Government of Ontario announced a new lockdown for the City of Toronto and the Region of Peel, in efforts to combat COVID-19, and shortly thereafter the government made Ontario Regulation 654/20 allowing cannabis retail stores in the province to continue to operate via curbside pick-up and delivery. No other provincial or territorial government has ordered the closure of any of the Corporation’s operations in response to COVID-19, though several provincial and municipal governments have imposed restrictions on occupancy limits and/or sales in physical retail stores in certain regions. The Company continues to monitor the impact of these measures on business operations – for more details on the Company’s pandemic response, refer to Note 2.

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